UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer’s ID (CNPJ): 60.746.948/0001-12

Cidade de Deus, Osasco, SP, March 9, 2017

Notice to Shareholders

Appointment of candidates to compose the Fiscal Council of Banco Bradesco S.A. received from non-controlling common shareholder, for resolution in a separate voting process at the Annual Shareholders’ Meeting to be held on March 10, 2017

Banco Bradesco S.A. (Company) informs that it has received from PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI), non-controlling shareholder holding common shares issued by the Company, the appointment of Ms. Isabella Saboya de Albuquerque, as Effective Member, and Vera Lucia de Almeida Pereira Elias, as Alternate Member, to stand for the separate election for the Fiscal Council to be resolved at the Annual Shareholders’ Meeting, on March 10, 2017,  at 4 p.m., at the Company’s headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, SP, salão Nobre do 5º andar, Prédio Vermelho.

Below, the full transcription of the brief résumé contained in the letter received from PREVI.

“Effective Member of the Fiscal Council: Isabella Saboya de Albuquerque

Graduated in Economics. Former alternate member of the Fiscal Council at Renner Participações and former member of the Administration Council Casa Show and Dimed S / A Distribuidora de Medicamentos. She was advisor to the CVM's presidency and recently held senior management positions at Jardim Botânico Investiments. She has Certification of Administration Counselor by IBGC.

Alternate Member of the Fiscal Council: Vera Lucia de Almeida Pereira Elias

Graduated in Accounting Sciences and Law, in addition to MBA in Corporate Governance. She was member of the Fiscal Council at Norte Energia and President of the Fiscal Council at Foundation Vale do Rio Doce de Habitação e Desenvolvimento Social - Valia. She held the position of manager of the accounting department at Vale S/A. She has the Certification of Administration and Fiscal Counselor by IBGC.”

Sincerely,

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2017

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.